UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 February 2020
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: 2019 Full Year Results

2019 Full Year Results
This document contains inside information

Key Highlights

Financial
●        €4.2bn EBITDA, +25% ahead of 2018 (+7% LFL)
●        €28.3bn sales, +6% ahead (+3% LFL)
●        Margin increase of +230bps
●        €3.5bn cash generated; €1.4bn returned to shareholders
●        Robust financial discipline; net debt/EBITDA of 1.7x
●        Full-year dividend per share up 15% to 83.0c

2019 Summary Financials
Sales revenue	€28.3bn	+6%
EBITDA	€4.2bn	+25%
EBITDA margin	14.8%	+230bps

Business Developments
●        €2.1bn divestments, Indian cement JV divested; €0.7bn acquisitions
●        Setting the most demanding carbon reduction targets in the industry to 2030
●        Changing reporting currency to US Dollar

Albert Manifold, Chief Executive, said today:

"CRH delivered good profit growth in 2019 supported by positive momentum in our heritage businesses and strong contributions from recent acquisitions. With a continuing focus on margin expansion, cash generation and enhanced returns for shareholders, we believe that 2020 will be a year of further progress for the Group."

Announced Friday, 28 February 2020

2019 Full Year Results1

Overview

2019 was another year of growth for CRH, supported by a positive demand backdrop in the Americas and in key regions in Europe. With good contributions from acquisitions and tailwinds from currency exchange movements, sales of €28.3 billion for the period were 6% ahead of 2018 and 3% ahead on a like-for-like2 basis.
●    Economic growth continued in the United States (US) in 2019, with improvements in the infrastructure sector and solid fundamentals in key residential and non-residential markets. Headwinds driven by flooding and wet weather in the first half of the year were offset by a stronger second half and like-for-like sales in Americas Materials for the full year increased 4% over 2018.
●     In Europe Materials, organic sales were 5% ahead due to good activity in key markets and pricing progress across all product lines. Performance was positive for our businesses in Eastern and Western Europe, which offset challenging trading conditions in the United Kingdom (UK) as construction activity declined amidst Brexit-related uncertainty.
●    Building Products saw continued improvements in 2019 reflecting a positive demand and pricing backdrop and like-for-like sales were 2% ahead of 2018. Underlying trends in residential and non-residential activity were positive in the West Coast and Southern regions of the US and our main markets in Europe also experienced good demand.

EBITDA of €4.2 billion was 25% ahead of 2018 (2018: €3.4 billion) and EBITDA margin increased to 14.8% (2018: 12.5%) with the benefit of solid underlying growth, continued focus on operational and commercial performance, margin-enhancing acquisition activity and the impact of IFRS 16 Leases. On a like-for-like basis, EBITDA for the Group was 7% ahead of 2018.
●     Americas Materials' like-for-like EBITDA was up 10% driven by a strong contribution from Ash Grove, solid price progression and improved cost control.
●     In Europe Materials, like-for-like EBITDA was 2% ahead reflecting good activity levels and price improvements across all countries, while the UK was impacted by challenging market conditions.
●     Like-for-like EBITDA in Building Products was 7% ahead, with strong operating leverage on increased sales reflecting good commercial discipline and ongoing profit-improvement initiatives.

The Group's depreciation, amortisation and impairment charges in 2019 amounted to €1.6 billion (2018: €1.2 billion) reflective of the impact of IFRS 16 and acquisition-related increases.

Divestments and asset disposals from continuing operations during the year generated a loss on disposals of €1 million (2018: loss of €27 million), primarily comprised of a profit on the divestment of the European Shutters & Awnings business offset by a loss on divestment of the Group's share of the Indian cement joint venture, My Home Industries Limited (MHIL), which was completed on 31 December 2019. The profit on the divestment of the Europe Distribution business amounted to €224 million and is included in profit after tax from discontinued operations.

Total net finance costs from continuing operations of €438 million were higher than last year (2018: €351 million) reflecting primarily the impact of IFRS 16 included in other financial expenses of €112 million (2018: €46 million). Excluding these non-cash expenses, net debt-related interest amounted to €326 million (2018: €305 million).

The Group's €60 million share of profits from equity-accounted investments from continuing operations was ahead of prior year (2018: €48 million) primarily due to improvements in the Americas Materials' equity-accounted entities.

The Group reported a profit before tax from continuing operations of €2.1 billion in 2019 (2018: €1.7 billion). The tax charge of €477 million for the year (2018: €396 million) equated to an effective tax rate of 22.6%, compared with 22.7% in 2018.

Earnings per share from continuing and discontinued operations for the period was 240.7c (2018: 302.4c). Earnings per share from continuing operations for the period were 25% higher than last year at 202.2c (2018: 161.2c).

Note 2 on page 18 analyses the key components of 2019 performance on a continuing operations basis.

Finance

Reflecting our relentless focus on cash management, the Group generated net cash flows from operating activities of €3.5 billion for the year (2018: €1.9 billion). Year-end net debt of €6.7 billion (2018: €7.0 billion) benefited from strong inflows from operations and disciplined capital expenditure. Net debt to EBITDA was 1.7x (2018: 2.1x) and, based on net debt-related interest costs, EBITDA net interest cover on a continuing operations basis for 2019 was 12.3x (2018: 10.5x).

1For the first four pages of this document all income statement figures refer to combined results from continuing and discontinued operations, unless otherwise stated.
2 See pages 37 to 41 for glossary of alternative performance measures (including EBITDA, like-for-like (LFL), net debt/EBITDA and EBITDA net interest cover) used throughout this report.

In April 2019, the Group successfully carried out an amendment and extension of its €3.5 billion revolving credit facility. The Group ended 2019 with total liquidity of €7.4 billion, comprising €3.8 billion of cash and cash equivalents on hand and €3.6 billion of undrawn committed facilities which are available until 2024. At year end, the Group had sufficient cash balances to meet all maturing debt obligations (including leases) for the next four years and the weighted average maturity of the remaining term debt was 11.6 years. The Group also has a US$2 billion US Dollar Commercial Paper Programme and a €1.5 billion euro Commercial Paper Programme of which there were no outstanding issued notes at year end.

Capital Allocation

2019 Acquisitions and Investments

Demonstrating CRH's strategy of active portfolio management, the Group invested c. €0.7 billion in 62 acquisition/investment transactions in 2019 (including deferred and contingent consideration in respect of prior year acquisitions).

The Building Products Division completed a total of 16 bolt-on acquisitions at a cost of c. €460 million. Four of these acquisitions were completed in Europe and one in Australia at a cost of €65 million, while the remaining 11 were completed in North America for consideration of c. €395 million. One of the largest acquisitions in 2019 was the November acquisition of Torrent Resources, Inc. for c. €75 million. This acquisition strengthens CRH's storm water and water management presence in Western US and offers significant commercial and operational synergy potential to our Infrastructure Products business.

The Americas Materials Division completed 27 bolt-on acquisitions and two investments at a cost of c. €210 million, the majority of which were designed to bolster our operational footprint through the addition of c. 260 million tonnes of mineral reserves. The most significant acquisition in Americas Materials was that of Windsor Rock Products for c. €30 million. Windsor Rock Products is a strong fit with our existing operations in Oregon and adds c. 25 million tonnes of reserves to our portfolio.

The Europe Materials Division completed 15 bolt-on acquisitions and two investments at a cost of c. €55 million.

2019 Divestments and Disposals

On the divestment front, the Group completed 11 transactions and realised business and asset disposal proceeds of €2.1 billion.

The majority of divestment proceeds related to the divestment of the Europe Distribution business in October 2019 for a final agreed consideration of €1.6 billion. Other transactions in 2019 included the divestment of the European Shutters & Awnings business for a total consideration of €0.3 billion in June, the divestment of the Perimeter Protection business in Europe in September 2019 for €0.1 billion together with seven smaller business divestments completed in the US and UK.

On 31 December 2019, the Group divested of its share of the Indian joint venture, MHIL, for a total deferred consideration of €0.3 billion.

In addition to these business divestments, the Group realised proceeds of €0.1 billion from the disposal of surplus property, plant and equipment.

Dividend

CRH's capital allocation policy reflects the Group's strategy of generating industry-leading returns through value-accretive allocation of capital, while delivering long-term dividend growth for shareholders.

Further to the 6% dividend increase in 2018, an interim dividend of 20.0c (2018: 19.6c) per share was paid in September 2019 and the Board is recommending a final dividend of 63.0c per share. This would give a total dividend of 83.0c for the year (2018: 72.0c), an increase of 15% over last year, resetting the dividend to a higher level reflecting the Group's sustainably higher profits and cash generation. The continuing operations earnings per share for the year were 202.2c, representing a cover of 2.4 times the proposed dividend for the year.

The Board continues to believe that a progressive dividend policy is appropriate for the Group. Our target is to build dividend cover to 3 times before one-off items over the medium-term and, accordingly, any dividend increases in the coming years are expected to lag increases in earnings per share. It is proposed to pay the final dividend on 28 April 2020 to shareholders registered at the close of business on 13 March 2020. The final dividend will be paid wholly in cash.

Share Buyback Programme

The Group continued its share buyback programme and, in 2019, 27.4 million (2018: 27.9 million) ordinary shares were repurchased on the London Stock Exchange and Euronext Dublin for a total consideration of €0.8 billion (2018: €0.8 billion), at an average price of €28.87 (2018: €28.24) per share. The Group announced a further €0.2 billion tranche of the share buyback programme on 7 January 2020 to be completed no later than 31 March 2020. These buybacks, together with cash dividend payments of €0.6 billion (2018: €0.5 billion), reflect the Group's continued commitment to returning excess cash to shareholders.

Sustainability

The Group is acutely aware of its role in advancing the global sustainability agenda and is a founding member of the Global Cement & Concrete Association. As part of the Group's commitment to lead the industry in reducing carbon emissions and other greenhouse gases, the Group is setting a new carbon emissions reduction roadmap, targeting 520kg of net CO2 per tonne of cementitious product by 2030, the most demanding targets in the industry, representing a 33% reduction compared with 1990 levels. In addition, the Group has an ambition to achieve carbon neutrality along the cement and concrete value chain by 2050.

Change in Reporting Currency to US Dollar

Within our current portfolio of businesses, our euro denominated earnings, while sizeable, are a relatively lower proportion of overall earnings. To reduce the potential for foreign exchange volatility in our future reported earnings, the Group has decided to change its reporting currency to US Dollar effective from 1 January 2020. Financial restatements will be provided in advance of our April trading update.

Outlook

In our Americas Materials Division, supported by continuing favourable economic conditions, we expect growth in the US residential and non-residential market sectors with positive momentum in infrastructure activity, underpinned by state and federal funding. In our Europe Materials Division, we anticipate positive construction demand in key markets with steady progress in Western Europe and good growth in Eastern Europe. While Brexit has created uncertainty in the UK construction market, we expect some stabilisation in 2020. Against a positive backdrop in North America and Europe, we expect further growth in Building Products aided by ongoing commercial and operational performance initiatives. For the Group overall, with a continued focus on portfolio refinement, margin expansion, cash generation and enhanced returns for shareholders, we believe that 2020 will be a year of further progress.

Americas Materials

		Analysis of change
€ million	2018	Exchange	Acquisitions	Divestments	Leases	Organic	2019	% change
Sales revenue	8,951	+460	+657	-26	-	+343	10,385	+16%
EBITDA	1,493	+84	+135	-5	+98	+155	1,960	+31%
Operating profit	1,009	+60	+61	-4	+9	+136	1,271	+26%
EBITDA/sales	16.7%						18.9%
Operating profit/sales	11.3%						12.2%

2019 was a strong year for Americas Materials, generating operating profit of €1.3 billion, 26% ahead of 2018. Headwinds driven by wet weather and increased raw materials costs in the first half of the year were offset by a stronger second-half performance reflecting increased volumes, positive pricing and reduced operating expenses. Organic sales were 4% ahead of 2018, while organic operating profit grew 13%.

Economic activity in the US remained favourable during 2019 with the infrastructure sector supported by the FAST Act as well as a significant number of local and state funded transportation projects. The Canadian market experienced growth during the year and economic expansion is expected to continue at a moderate pace.

Americas Materials completed 29 acquisitions/investments in 2019 at a cost of c. €210 million, strengthening its operational footprint through the addition of c. 260 million tonnes of mineral reserves.

Building Materials

Total aggregates volumes benefited from acquisitions and finished 5% ahead of prior year, while like-for-like volumes were 1% ahead as a strong performance in the West was partly offset by a focused reduction in lower margin contracts in the South division. Average prices increased 5% on a like-for-like basis and 4% overall compared with 2018 and margins were maintained against a backdrop of increased input costs.

Like-for-like and total asphalt volumes were 1% behind 2018 as flooding and tropical storms negatively impacted our Central and South divisions, partly offset by strong demand in the North. Like-for-like prices improved 5%, more than offsetting higher input costs and resulted in strong margin expansion.

Total readymixed concrete volumes were 9% ahead of 2018 and prices improved 4%. Like-for-like volumes were 2% ahead as poor weather in the first half of the year for Central and West was offset by strong volumes in the South division. Readymixed concrete margins were impacted by increased input costs.

Total paving and construction services revenues were 3% ahead, 2% on a like-for-like basis, as overall margins improved driven by favourable regional mix and increased higher margin work in the South and West divisions, partly offset by challenging first-half weather in Canada.

Regional Performance

The North division comprises operations in 13 states, with key operations in Ohio, New York, New Jersey and Michigan. Total sales in the North division increased 5% primarily due to favourable volumes and prices across our product range, as well as greater construction revenue. This improved revenue coupled with strong cost control resulted in a good operating profit performance.

The South division comprises operations in 12 states with key operations in Florida, West Virginia and North Carolina. Total sales in the division increased 1% with improved pricing in all products largely offset by lower construction revenue due to the timing of major projects in key states. Strong pricing together with focused management of operating expenses resulted in a solid operating profit performance.

The Central division has operations in ten states, with key operations in Texas, Arkansas and Kansas. Weather challenges continued in the division with flooding and record levels of rainfall in the first half of the year; however, a strong performance later in the year and contributions from acquisitions helped drive a total sales increase of 20%, 7% ahead on a like-for-like basis. Like-for-like operating profit finished ahead of prior year as weather challenges were offset by favourable second-half volumes and pricing.

The West division has operations in ten states with key operations in Utah, Idaho, Washington and Colorado. Strong pricing across all products and volumes growth in aggregates and readymixed concrete supported the West division's total sales increase of 5%, 2% on a like-for-like basis. Despite challenges from weather and higher input costs, mainly bitumen and labour, favourable pricing across all products and tight cost control resulted in operating profit well ahead of 2018.

Cement

Like-for-like sales volumes in our US operations were ahead in 2019. Despite adverse weather, strong price realisation across major markets and good synergy delivery supported robust operating profits. The integration of Ash Grove is now complete and the business is performing well.

Despite poor weather conditions in the first half of the year, cement volumes and prices in Canada were ahead of 2018, driven by solid market conditions.

Cement consumption in Southeast Brazil improved in 2019 enabling CRH to achieve volumes growth supported by a consistent focus on key customer segments. A strong emphasis on logistics optimisation and price realisation drove improved performance.

Europe Materials

		Analysis of change
€ million	2018	Exchange	Acquisitions	Divestments	Leases	Organic	2019	% change
Sales revenue	8,042	+70	+35	-27	-	+374	8,494	+6%
EBITDA	936	+10	+2	+1	+113	+17	1,079	+15%
Operating profit	487	+6	-1	+2	+16	+45	555	+14%
EBITDA/sales	11.6%						12.7%
Operating profit/sales	6.1%						6.5%

Overall Europe Materials experienced a positive year with good sales growth and particularly strong performances in Eastern Europe, the Philippines, France and Ireland. Operating profit was ahead of 2018 as price increases and a good contribution from performance improvement initiatives offset higher input costs and the impact of more challenging trading conditions in the UK.

Tarmac (UK)

Ongoing political and economic uncertainty as a result of Brexit negatively impacted Tarmac's trading environment as volumes in our aggregates and asphalt businesses finished lower than 2018. Operating profit declined as progress from performance improvement initiatives was offset by challenging market conditions and input cost inflation.

Europe North

Sales and operating profit in our UK cement and lime business were behind 2018 as Brexit uncertainty impacted activity levels. In Ireland, sales and operating profit were well ahead of 2018 as the business benefited from continued market growth, underpinned by strong demand and some large projects in the Dublin region. Good volumes and price growth for all key products was achieved. Sales and operating profit in Finland were behind 2018 impacted by reduced demand in the residential and infrastructure sectors. Lower cement and readymixed concrete volumes were partly offset by project-related aggregates sales growth.

Europe West

Sales and operating profit in France benefited from favourable trading conditions as good underlying demand in the non-residential and civil engineering sectors resulted in volumes growth and a positive pricing environment for key products. Ongoing performance improvement initiatives and cost savings also positively impacted profitability. Sales in the Benelux were ahead of 2018, with a positive contribution from our Dutch precast businesses reflecting good demand in the residential sector, while improved readymixed concrete pricing was partly offset by weaker volumes in the Belgian precast business. Excluding the impact of one-off income in 2018, operating profit finished ahead of prior year.

In Denmark, sales were ahead of 2018, as the business benefited from good demand aided by additional production capacity together with progress in pricing. Operating profit finished broadly in line with prior year impacted by the non-recurrence of one-off income in 2018. In Spain, increased demand resulted in improved readymixed concrete volumes and prices and despite lower cement volumes, sales and operating profit finished ahead of 2018. Lower cement and readymixed concrete volumes resulted in lower sales for Switzerland; however, operating profit benefited from cost savings and good delivery of performance initiatives. In Germany, sales were marginally ahead of 2018 while operating profit was behind as cement pricing progress was offset by lower volumes in our lime business.

Europe East

Trading in Poland was strong with a good overall performance for 2019. Robust cement volumes and positive pricing supported by cost savings initiatives resulted in operating profit ahead of 2018. In Ukraine, continued growth in cement volumes reflected good market demand. Strong price progression was partly offset by slightly higher input costs and sales and operating profit finished ahead of 2018.

Stable economic and construction growth in 2019 contributed to improved sales in Hungary and Slovakia. Operating profit was ahead of 2018, mainly as a result of advances in pricing, cost optimisation and savings initiatives across the businesses. In Serbia, sales and operating profit were ahead of 2018 with higher cement volumes driven by continued strong construction activity, pricing progress and cost benefits of enhanced production facilities. In Romania, results were ahead of 2018 due to improved pricing combined with stronger volumes in cement and readymixed concrete.

Asia

Domestic demand for cement in the Philippines remained strong; however, delays in government infrastructure spending impacted cement volumes. While overall sales were in line with prior year, advances in pricing, performance improvement initiatives and cost savings resulted in operating profit well ahead of 2018.

CRH's operations include a 26% stake in Yatai Building Materials in North Eastern China. Strong volumes growth was only partly offset by lower prices, driven by intense local competition and lower margins on exports, resulting in higher operating profit than prior year.

On 31 December 2019, the Group divested of its share of the Indian joint venture, MHIL, for a total deferred consideration of €0.3 billion. During the year, reduced demand in housing negatively impacted cement demand in MHIL's key markets in Andhra Pradesh and Telangana; despite this, operating profit was ahead of prior year as pricing improved.

Building Products (Continuing Operations)

		Analysis of change
€ million	2018	Exchange	Acquisitions	Divestments	Leases	Organic	2019	% change
Sales revenue	6,248	+234	+231	-576	-	+113	6,250	+0%
EBITDA	787	+33	+27	-48	+100	+62	961	+22%
Operating profit	575	+25	+10	-16	+15	+59	668	+16%
EBITDA/sales	12.6%						15.4%
Operating profit/sales	9.2%						10.7%

The table above and commentary below exclude the trading performance of Europe Distribution which, following its divestment, has been classified as a discontinued operation. Its trading performance is detailed on page 8.

Building Products saw continued organic growth in 2019, with sales 2% ahead of 2018, while operating profit increased organically by 10% as a result of increased sales and continued emphasis on margin optimisation. Initiatives, which included production efficiencies, commercial excellence, procurement savings and overhead cost control also helped to deliver improved margins.

Solid macroeconomic conditions in the US continued to provide a positive backdrop for construction demand. Volumes growth, especially new residential construction activity, was limited by higher interest rates entering 2019, as well as continued supply-side factors such as labour availability and construction cost inflation. Similar to prior years, growth primarily occurred along the West Coast, Southeast and South Central US due to good non-residential construction activity and positive residential renovation maintenance improvements (RMI) demand.

In Europe, markets in the Netherlands and Poland continued to benefit from good demand. Despite Brexit uncertainties, our businesses in the UK showed resilience with solid performances in the residential and telecoms sectors. Results in Germany were impacted by slower markets and increased competition.

2019 saw further refinement of the portfolio, including the divestment of Europe Distribution, the Shutters & Awnings and Perimeter Protection businesses in Europe, together with 16 bolt-on acquisitions, primarily at our Infrastructure and Architectural Products businesses.

Architectural Products

Architectural Products in North America experienced good sales growth, capitalising on solid residential RMI demand and favourable weather in most markets, especially in Eastern US. Product mix optimisation and targeted selling prices helped to recover input cost inflation in most markets, but trading was partly offset by challenging market conditions in Canada. Overall, the business delivered strong operating profit growth, bolstered by operating efficiencies, contributions from recent acquisitions and cost reduction initiatives.

The European businesses recorded strong sales and profits in the first half of 2019, supported by good weather, operational improvements and selling price advancement. Demand slowed during the second-half in Western Europe, with wet weather being a contributory factor. Overall sales and profits for the year were mixed, with a strong performance in Poland partly offset by some softness in Western Europe.

The Shutters & Awnings business, which was divested in June, recorded results similar to the comparable period in the prior year, with the positive impact of more benign weather conditions in the first half of the year offset by increased competition in Germany.

Building Envelope

Building Envelope saw like-for-like sales growth driven by good demand and increased selling prices in our C.R. Laurence and aluminium glazing businesses. Sales growth was limited by competitive markets in the fabricated glass business. In addition to revenue growth, higher operating profits were achieved due to more stable aluminium input costs, a strategic shift away from larger lower margin projects and focus on self-help initiatives.

Infrastructure Products

Our Infrastructure Products business in North America recorded healthy sales growth in 2019 due to good demand for both private construction and public infrastructure, particularly in the Southeast and West regions of the US. Building on progress from the prior year, Infrastructure Products was successful at delivering price increases in excess of input cost inflation. The business recorded significantly increased operating profit due to improved operational efficiencies, commercial initiatives and overhead cost control. The business also experienced another year of backlog growth in 2019.

Our European and Australian business (formerly Network Access Products) delivered another year of solid growth. Performance in Europe was well ahead of the prior year due to increased sales to the telecom and rail sectors. However, Australian sales were below prior year due to challenging market conditions in the telecom sector. Overall operating profit finished ahead of 2018.

The Perimeter Protection business was divested in September. Compared with the same period in 2018, the business recorded lower sales while operating profits advanced due to cost improvements.

Construction Accessories

The US business achieved strong organic sales and operating profit growth due to increased volumes and prices against the backdrop of a solid US non-residential market. The Construction Accessories business in Europe recorded a 4% increase in like-for-like sales compared with prior year, along with higher operating profit, driven by commercial excellence initiatives and positive market trends in certain geographies. Revenue growth was driven by the UK, France, the Netherlands and Switzerland. Our German business was impacted by increased competition and market uncertainty during the second half of the year.

Building Products (Discontinued Operations)

The commentary below refers to the trading results of Europe Distribution for the first ten months of 2019 prior to its divestment on 31 October 2019.

Europe Distribution experienced modest sales and profit growth during 2019 but with mixed performances across the businesses. Overall sales were slightly ahead with a strong contribution from the General Builders Merchants (GBM) business in Germany, which benefited from increased end-user demand. In addition, the Sanitary Heating & Plumbing (SHAP) businesses in Germany and Belgium continued to gain market share in consolidating markets. These positive developments were partly offset by difficult market conditions in Switzerland and slowing residential demand in the Netherlands.

General Builders Merchants

The GBM business showed 2% sales growth in the first ten months of 2019, with stable operating profit. Despite slowing residential demand in the Netherlands, overall sales in the Dutch business were marginally ahead of 2018 and, with continued focus on performance improvement projects, operating profit was also ahead.

The German business showed sales growth against an improving RMI market backdrop; however, with an increasing portion of demand coming from lower margin direct sales, margins were under pressure which resulted in operating profit being slightly behind. Market conditions in Switzerland remained challenging as increased competition on trade margins more than offset stabilising demand. The French business benefited from an improving residential sector while sales in the Austrian business declined due to market pressure in all channels; however, operating profit improved due to continued focus on our cost base.

Sanitary, Heating & Plumbing

Continued sales growth from additional pick-up locations and further investments in showrooms led to market share improvement in our German and Belgian SHAP businesses. Operating profit was ahead, benefiting from increased volumes together with operational improvement and procurement initiatives, partly offset by declining results in Switzerland.

DIY

The substantial part of our European DIY footprint was disposed in July 2018. The remaining business, part of our overall German Distribution operations, was divested with the wider Europe Distribution business in October. Results in 2019 prior to disposal were positive with like-for-like sales ahead of 2018 for the ten months to October.

Primary Financial Statements and Summarised Notes
Year ended 31 December 2019

Consolidated Income Statement
for the financial year ended 31 December 2019

		Restated (i)
	2019	2018
	€m	€m

Revenue	25,129	23,241
Cost of sales	(16,846)	(15,572)
Gross profit	8,283	7,669
Operating costs	(5,789)	(5,598)
Group operating profit	2,494	2,071
Loss on disposals	(1)	(27)
Profit before finance costs	2,493	2,044
Finance costs	(346)	(339)
Finance income	20	34
Other financial expense	(112)	(46)
Share of equity accounted investments' profit	60	48
Profit before tax from continuing operations	2,115	1,741
Income tax expense	(477)	(396)
Group profit for the financial year from continuing operations	1,638	1,345
Profit after tax for the financial year from discontinued operations	310	1,176
Group profit for the financial year	1,948	2,521

Profit attributable to:
Equity holders of the Company
From continuing operations	1,620	1,342
From discontinued operations	309	1,175
Non-controlling interests
From continuing operations	18	3
From discontinued operations	1	1
Group profit for the financial year	1,948	2,521

Basic earnings per Ordinary Share	240.7c	302.4c
Diluted earnings per Ordinary Share	238.8c	300.9c

Basic earnings per Ordinary Share from continuing operations	202.2c	161.2c
Diluted earnings per Ordinary Share from continuing operations	200.6c	160.4c

(i)      Restated to show the results of our former Europe Distribution segment in discontinued operations. See note 9 for further details.

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2019

	2019	2018
	€m	€m

Group profit for the financial year	1,948	2,521
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	343	276
Gains/(losses) relating to cash flow hedges	24	(40)
Tax relating to cash flow hedges	(3)	5
	364	241
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	(17)	10
Tax relating to retirement benefit obligations	(3)	(1)
	(20)	9

Total other comprehensive income for the financial year	344	250
Total comprehensive income for the financial year	2,292	2,771

Attributable to:
Equity holders of the Company	2,249	2,768
Non-controlling interests	43	3
Total comprehensive income for the financial year	2,292	2,771

Consolidated Balance Sheet

as at 31 December 2019

	2019	2018
	€m	€m
ASSETS
Non-current assets
Property, plant and equipment	17,424	15,761
Intangible assets	8,434	8,433
Investments accounted for using the equity method	690	1,163
Other financial assets	12	23
Other receivables	317	181
Derivative financial instruments	76	30
Deferred income tax assets	67	71
Total non-current assets	27,020	25,662

Current assets
Inventories	2,742	3,061
Trade and other receivables	3,767	4,074
Current income tax recoverable	20	15
Derivative financial instruments	6	15
Cash and cash equivalents	3,755	2,346
Total current assets	10,290	9,511

Total assets	37,310	35,173

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	272	287
Preference share capital	1	1
Share premium account	6,534	6,534
Treasury Shares and own shares	(325)	(792)
Other reserves	326	296
Foreign currency translation reserve	210	(109)
Retained income	9,922	9,812
Capital and reserves attributable to the Company's equity holders	16,940	16,029
Non-controlling interests	540	525
Total equity	17,480	16,554

LIABILITIES
Non-current liabilities
Lease liabilities	1,240	-
Interest-bearing loans and borrowings	8,199	8,698
Derivative financial instruments	1	18
Deferred income tax liabilities	2,338	2,209
Other payables	485	472
Retirement benefit obligations	427	424
Provisions for liabilities	760	719
Total non-current liabilities	13,450	12,540

Current liabilities
Lease liabilities	271	-
Trade and other payables	4,376	4,609
Current income tax liabilities	503	443
Interest-bearing loans and borrowings	815	618
Derivative financial instruments	16	41
Provisions for liabilities	399	368
Total current liabilities	6,380	6,079
Total liabilities	19,830	18,619

Total equity and liabilities	37,310	35,173

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2019

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€m	€m	€m	€m	€m	€m	€m	€m

At 1 January 2019	288	6,534	(792)	296	(109)	9,812	525	16,554
Group profit for the financial year	-	-	-	-	-	1,929	19	1,948
Other comprehensive income	-	-	-	-	319	1	24	344
Total comprehensive income	-	-	-	-	319	1,930	43	2,292
Share-based payment expense	-	-	-	77	-	-	-	77
Shares acquired by CRH plc (Treasury Shares)	-	-	(791)	-	-	-	-	(791)
Treasury Shares/own shares reissued	-	-	35	-	-	(35)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(61)	-	-	-	-	(61)
Shares distributed under the Performance Share Plan Awards	-	-	62	(62)	-	-	-	-
Cancellation of Treasury Shares	(15)	-	1,222	15	-	(1,222)	-	-
Tax relating to share-based payment expenses	-	-	-	-	-	9	-	9
Share option exercises	-	-	-	-	-	20	-	20
Dividends	-	-	-	-	-	(584)	(10)	(594)
Disposal of non-controlling interests	-	-	-	-	-	-	(8)	(8)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	1	1
Transactions involving non-controlling interests	-	-	-	-	-	(8)	(11)	(19)
At 31 December 2019	273	6,534	(325)	326	210	9,922	540	17,480

for the financial year ended 31 December 2018
At 1 January 2018	287	6,417	(15)	285	(386)	7,903	486	14,977
Group profit for the financial year	-	-	-	-	-	2,517	4	2,521
Other comprehensive income	-	-	-	-	277	(26)	(1)	250
Total comprehensive income	-	-	-	-	277	2,491	3	2,771
Issue of share capital (net of expenses)	-	62	-	-	-	-	-	62
Share-based payment expense	-	-	-	67	-	-	-	67
Shares acquired by CRH plc (Treasury Shares)	-	-	(789)	-	-	-	-	(789)
Treasury Shares/own shares reissued	-	-	15	-	-	(15)	-	-
Shares acquired by the Employee Benefit Trust (own shares)	-	-	(3)	-	-	-	-	(3)
Shares distributed under the Performance Share Plan Awards	1	55	-	(56)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(2)	-	(2)
Share option exercises	-	-	-	-	-	7	-	7
Dividends (including shares issued in lieu of dividends)	-	-	-	-	-	(572)	(12)	(584)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	48	48
At 31 December 2018	288	6,534	(792)	296	(109)	9,812	525	16,554

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2019

	2019	2018
	€m	€m
Cash flows from operating activities
Profit before tax from continuing operations	2,115	1,741
Profit before tax from discontinued operations	333	1,679
Profit before tax	2,448	3,420
Finance costs (net)	445	351
Share of equity accounted investments' profit	(72)	(60)
Profit on disposals	(226)	(1,539)
Group operating profit	2,595	2,172
Depreciation charge	1,538	1,071
Amortisation of intangible assets	59	61
Impairment charge	8	56
Share-based payment expense	77	67
Other (primarily pension payments)	(3)	(67)
Net movement on working capital and provisions	(64)	(463)
Cash generated from operations	4,210	2,897
Interest paid (including leases) (i)	(419)	(335)
Corporation tax paid	(325)	(663)
Net cash inflow from operating activities	3,466	1,899

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	2,096	3,009
Interest received	20	34
Dividends received from equity accounted investments	35	48
Purchase of property, plant and equipment	(1,229)	(1,121)
Acquisition of subsidiaries (net of cash acquired)	(650)	(3,505)
Other investments and advances	(29)	(2)
Deferred and contingent acquisition consideration paid	(48)	(55)
Net cash inflow/(outflow) from investing activities	195	(1,592)

Cash flows from financing activities
Proceeds from issue of shares (net)	-	11
Proceeds from exercise of share options	20	7
Transactions involving non-controlling interests	(19)	-
Increase in interest-bearing loans and borrowings	91	1,434
Net cash flow arising from derivative financial instruments	(36)	6
Repayment of interest-bearing loans, borrowings and finance leases (ii)	(572)	(246)
Repayment of lease liabilities (iii)	(317)	-
Treasury Shares/own shares purchased	(852)	(792)
Dividends paid to equity holders of the Company	(584)	(521)
Dividends paid to non-controlling interests	(10)	(12)
Net cash outflow from financing activities	(2,279)	(113)
Increase in cash and cash equivalents	1,382	194

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	2,346	2,135
Translation adjustment	27	17
Increase in cash and cash equivalents	1,382	194
Cash and cash equivalents at 31 December	3,755	2,346

(i)    Leases include finance leases previously capitalised under IAS 17 Leases in 2018 and all capitalised leases included as lease liabilities under IFRS 16 Leases in 2019.

(ii)   Finance leases as previously capitalised under IAS 17 in 2018.

(iii)  Repayment of lease liabilities capitalised under IFRS 16 in 2019 amounted to €386 million, of which €69 million related to interest paid which is presented in cash flows from operating activities.

Supplementary Information

Selected Explanatory Notes to the Consolidated Financial Statements

1.  Basis of Preparation and Accounting Policies

Basis of Preparation
The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB).

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations
The following new standards, interpretations and standard amendments became effective for the Group as of 1 January 2019:

●          IFRS 16 Leases
●          IFRIC 23 Uncertainty over Income Tax Treatments
●          Amendments to IFRS 9 Financial Instruments
●          Amendments to IAS 19 Employee Benefits
●          Amendments to IAS 28 Investments in Associates and Joint Ventures
●          Annual Improvements 2015 - 2017 Cycle

The new standards, interpretations and standard amendments did not result in a material impact on the Group's results, with the exception of IFRS 16 which is detailed below.

IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases. CRH adopted IFRS 16 by applying the modified retrospective approach on the transition date of 1 January 2019. The Group applied the recognition exemption for both short-term leases and leases of low-value assets. The Group did not avail of the practical expedient not to separate non-lease components from lease components or the practical expedient allowing leases previously classified as operating leases and ending within 12 months of the date of transition, to be accounted for as short-term leases. The right-of-use asset has been calculated as the lease liability at 1 January 2019 adjusted for any prepayments, accruals and onerous lease provisions with no adjustment to opening retained earnings. The Group relied on its assessment of whether leases are onerous applying   IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review.

The adoption of IFRS 16 had a material impact on the Group's Consolidated Financial Statements and certain key financial metrics, which is quantified in the table below and further explained in the subsequent text:

Primary statement line item / financial metric
As at 1 January 2019 €m
Consolidated Balance Sheet
Property, plant and equipment (i) (ii)	+1,939
Lease liabilities; net debt (i) (ii)	+ 1,954

For the year ended 31 December 2019 €m
Consolidated Income Statement
Depreciation (i)	+334
Finance costs	+69
EPS (i) (iii)	-3c

Consolidated Statement of Cash Flows
Net cash flow from operating activities	+317
Net cash flow from financing activities	-317

(i)    The operating profit and depreciation impact of IFRS 16 on discontinued operations included above are +€4 million and +€63 million respectively for the year ended 31 December 2019. The right-of-use asset and discounted lease liability related to discontinued operations are €398 million as at 1 January 2019.

(ii)   The impact of the adoption of IFRS 16 on property, plant and equipment and net debt is net of existing finance leases (€23 million at 31 December 2018) which have been recorded as part of the right-of-use assets and lease liabilities at their previous carrying amounts on 1 January 2019.

(iii)  The impact of the adoption of IFRS 16 on operating profit for the year ended 31 December 2019 is €0.05 billion and has been calculated based only on the portfolio of leases which existed at 1 January 2019.

1.  Basis of Preparation and Accounting Policies - continued

Income Statement
Cost of sales and operating costs (excluding depreciation) have decreased, as the Group previously recognised operating lease expenses in either cost of sales or operating costs (depending on the nature of the relevant operations and of the lease). The Group's operating lease expense for the year ended 31 December 2018 from continuing operations was €533 million. Payments for leases which meet the recognition exemption criteria and certain other lease payments which do not meet the criteria for capitalisation (excluding depreciation) have been recorded as an expense within cost of sales and operating costs. Due to business seasonality, certain assets are leased on a short-term basis (i.e. 12 months or less) to deal with peak demand. Accordingly, a portion of costs previously classified as operating lease expenses have not been capitalised on the Group's Consolidated Balance Sheet and continue to be expensed in the Group's Consolidated Income Statement (see note 14).

Depreciation and finance costs have increased due to the capitalisation of a right-of-use asset under IFRS 16 which is depreciated over the term of the lease with an associated finance cost applied annually to the lease liability.

Balance Sheet
The Group has identified the minimum lease payments outstanding (including payments for renewal options which are reasonably certain to be exercised) and has applied the appropriate discount rate to calculate the present value of the lease liability and right-of-use asset recognised on the Consolidated Balance Sheet. The discount rates applied were arrived at using a methodology to calculate the incremental borrowing rates across the Group. The weighted average incremental borrowing rate applied to lease liabilities on the Consolidated Balance Sheet was 3.95% at 1 January 2019.

A reconciliation of the operating lease commitment previously reported under IAS 17 to the discounted lease liability as at 1 January 2019 under IFRS 16 is as follows:

As at 1 January 2019 €m

Operating lease commitment under IAS 17	1,911
Lease extensions beyond break date	632
Leases that are cancellable at any time	35
Existing IAS 17 finance leases (i)	23
Other lease payments not included in discounted lease liability under IFRS 16 (ii)	(108)
Undiscounted lease liability under IFRS 16	2,493
Less impact of discounting	(516)
Discounted lease liability under IFRS 16	1,977

(i)    Existing IAS 17 finance leases are presented at discounted amounts as the impact of discounting on these leases is not considered material.

(ii)   Other lease payments not included in the discounted lease liability under IFRS 16 include payments related to short-term and low-value leases which were included in the operating lease commitment under IAS 17 but are exempt from capitalisation under IFRS 16.

Leases accounting policy - Note 14

The Group enters into leases for a range of assets, principally relating to property. These property leases have varying terms, renewal rights and escalation clauses, including periodic rent reviews linked with a consumer price index and/or other indices. The Group also leases plant and machinery, vehicles and equipment. The terms and conditions of these leases do not impose significant financial restrictions on the Group.

A contract contains a lease if it is enforceable and conveys the right to control the use of a specified asset for a period of time in exchange for consideration, which is assessed at inception. A right-of-use asset and lease liability are recognised at the commencement date for contracts containing a lease, with the exception of leases with a term of 12 months or less which do not contain a purchase option, leases where the underlying asset is of low value and leases with associated payments that vary directly in line with usage or sales. The commencement date is the date at which the asset is made available for use by the Group.

The lease liability is initially measured at the present value of the future minimum lease payments, discounted using the incremental borrowing rate or the interest rate implicit in the lease, if this is readily determinable, over the remaining lease term. Lease payments include fixed payments less any lease incentives receivable, variable payments that are dependent on a rate or index known at the commencement date, amounts expected to be paid under residual value guarantees and any payments for an optional renewal period and purchase and termination option payments, if the Group is reasonably certain to exercise those options. The lease term is the non-cancellable period of the lease adjusted for any renewal or termination options which are reasonably certain to be exercised. Variable lease payments that do not depend on an index or a rate and rentals relating to low value or short-term leases are recognised as an expense in the period in which they are incurred. Management applies judgement in determining whether it is reasonably certain that a renewal, termination or purchase option will be exercised.

1.  Basis of Preparation and Accounting Policies - continued

Incremental borrowing rates are calculated using a portfolio approach, based on the risk profile of the entity holding the lease and the term and currency of the lease.

After initial recognition, the lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future minimum lease payments or when the Group changes its assessment of whether it is reasonably certain to exercise an option within the contract. A corresponding adjustment is made to the carrying amount of the right-of-use asset.

The right-of-use asset is initially measured at cost, which comprises the lease liability adjusted for any payments made at or before the commencement date, initial direct costs incurred, lease incentives received and an estimate of the cost to dismantle or restore the underlying asset or the site on which it is located at the end of the lease term. The right-of-use asset is depreciated over the lease term or, where a purchase option is reasonably certain to be exercised, over the useful economic life of the asset in line with depreciation rates for owned property, plant and equipment. The right-of-use asset is tested periodically for impairment if an impairment indicator is considered to exist.

Non-lease components in a contract such as maintenance and other service charges are separated from minimum lease payments and are expensed as incurred.

Regarding the comparatives, leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rentals are charged to the Consolidated Income Statement on a straight-line basis over the lease term.

IFRS and IFRIC interpretations being adopted in subsequent years

IFRS 3 Business Combinations

In October 2018, the IASB issued amendments to IFRS 3, regarding the definition of a business. The amendments clarify that the process required to meet the definition of a business (together with inputs to create outputs) must be substantive; and, that the inputs and process must together significantly contribute to creating outputs. The definition of outputs has been narrowed to focus on goods and services provided to customers and other income from ordinary activities. In addition, the amendments indicate that an acquisition of primarily a single asset or group of similar assets is unlikely to meet the definition of a business. The amendments will be applied prospectively for business combinations and asset acquisitions occurring on or after 1 January 2020. The Group is finalising its review of the impact of this amendment, but does not expect the clarification to have a material impact on the value of acquisitions or additions to property, plant and equipment.

1.  Basis of Preparation and Accounting Policies - continued

Translation of Foreign Currencies
The financial information is presented in euro. Results and cash flows of operations based in non-euro countries have been translated into euro at average exchange rates for the year and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for translation of results, cash flows and balance sheets into euro were:

	Average		Year-end
euro 1 =	2019	2018	2019	2018

Brazilian Real	4.4134	4.3085	4.5157	4.4440
Canadian Dollar	1.4855	1.5294	1.4598	1.5605
Chinese Renminbi	7.7355	7.8081	7.8205	7.8751
Hungarian Forint	325.2967	318.8897	330.5300	320.9800
Indian Rupee	78.8361	80.7332	80.1870	79.7298
Philippine Peso	57.9851	62.2101	56.9000	60.1130
Polish Zloty	4.2976	4.2615	4.2568	4.3014
Pound Sterling	0.8778	0.8847	0.8508	0.8945
Romanian Leu	4.7453	4.6540	4.7830	4.6635
Serbian Dinar	117.8377	118.2302	117.8237	118.3157
Swiss Franc	1.1124	1.1550	1.0854	1.1269
Ukrainian Hryvnia	28.8881	32.0987	26.7377	31.6900
US Dollar	1.1195	1.1810	1.1234	1.1450

2.  Key Components of 2019 Performance

Continuing operations

€ million	Sales revenue	EBITDA	Operating profit	Loss on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit

2018	23,241	3,216	2,071	(27)	(351)	48	1,741
Exchange effects	764	127	91	1	(12)	2	82
2018 at 2019 rates	24,005	3,343	2,162	(26)	(363)	50	1,823
Incremental impact in 2019 of:
2018/2019 acquisitions	923	164	70	-	(44)	-	26
2018/2019 divestments	(629)	(52)	(18)	34	2	-	18
Leases (ii)	-	311	40	-	(62)	-	(22)
Organic	830	234	240	(9)	29	10	270
2019	25,129	4,000	2,494	(1)	(438)	60	2,115

% Total change	8%	24%	20%				21%
% Organic change	3%	7%	11%				15%

(i)    CRH's share of after-tax profits of joint ventures and associated undertakings.

(ii)   Excludes the impact of IFRS 16 on discontinued operations which is €67 million on EBITDA, €4 million on operating profit and €7 million on finance costs.

3.  Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales from continuing operations accounted for 45% of full-year 2019 (2018: 44%), while EBITDA from continuing operations for the first six months of 2019 represented 36% of the full-year out-turn (2018: 33%).

4.  Revenue

Effective 1 January 2019 the Group implemented a simplified new structure reducing its operating segments from six to three: Americas Materials, Europe Materials (formerly Europe Heavyside and Asia), and a new Building Products segment. The Building Products segment brings together our former Americas Products, Europe Lightside and, up to its disposal, Europe Distribution segments. Comparative segment amounts for 2018 have been restated where necessary to reflect the new format for segmentation.

The divestment of our Europe Distribution business (excluding DIY Benelux), formerly part of the Building Products segment, was completed in 2019. As a result, it has been classified as discontinued operations in the current year; its performance in this year and the comparative year is therefore part of discontinued operations. DIY Benelux was separately divested in 2018 and therefore its revenue up to the date of divestment is shown as part of continuing operations in 2018.

As a result of the more simplified operating structure implemented on 1 January 2019, the classification of reported revenue into the principal activities and products below has been amended to better reflect the basis on which management now reviews its businesses. Accordingly, the revenue formerly disaggregated across perimeter protection, shutters & awnings (up to their disposal in 2019), network access products, architectural and precast products has now been reorganised and presented in two new categories: architectural products and infrastructure products. Comparative amounts for 2018 have been restated where necessary to reflect the new format for disaggregation of revenue.

A. Disaggregated revenue
In the following tables, revenue is disaggregated by primary geographic market and by principal activities and products. Due to the diversified nature of the Group, the basis on which management reviews its businesses varies across the Group. Geography is the primary basis for the Americas Materials and Europe Materials businesses; while activities and products are used for the Building Products businesses.

Revenue from external customers (as defined in IFRS 8 Operating Segments) attributable to the country of domicile and all foreign countries of operation greater than 10% are included below. Further operating segment disclosures are set out in note 5.

	Year end 31 December
	Americas Materials	Europe Materials	Building Products	Total	Americas Materials	Europe Materials	Building Products	Total
	2019	2019	2019	2019	2018	2018	2018	2018
	€m	€m	€m	€m	€m	€m	€m	€m
Primary geographic markets
Continuing operations
Republic of Ireland (Country of domicile)	-	585	-	585	-	468	-	468
United Kingdom	-	3,107	217	3,324	-	3,045	223	3,268
Rest of Europe (i)	-	4,328	1,038	5,366	-	4,098	1,469	5,567
United States	9,207	-	4,543	13,750	7,896	-	4,065	11,961
Rest of World (ii)	1,178	474	452	2,104	1,055	431	491	1,977
Total Group from continuing operations	10,385	8,494	6,250	25,129	8,951	8,042	6,248	23,241

Discontinued operations
United States - Americas Distribution				-				7
Rest of Europe (i) - Europe Distribution				3,177				3,549
Total Group				28,306				26,797

Footnotes (i) and (ii) appear on page 20.

4.  Revenue - continued

	Year end 31 December
	Americas Materials (iii)	Europe Materials (iii)	Building Products	Total	Americas Materials (iii)	Europe Materials (iii)	Building Products	Total
	2019	2019	2019	2019	2018	2018	2018	2018
	€m	€m	€m	€m	€m	€m	€m	€m
Principal activities and products
Continuing operations
Cement, lime and cement products	1,222	2,646	-	3,868	810	2,506	-	3,316
Aggregates, asphalt and readymixed products	5,046	3,061	-	8,107	4,330	2,919	-	7,249
Construction contract activities*	4,117	1,609	165	5,891	3,811	1,542	240	5,593
Architectural products	-	955	2,664	3,619	-	903	2,597	3,500
Infrastructure products	-	223	1,239	1,462	-	172	1,080	1,252
Construction accessories	-	-	590	590	-	-	593	593
Architectural glass and glazing systems and wholesale hardware distribution	-	-	1,592	1,592	-	-	1,431	1,431
DIY	-	-	-	-	-	-	307	307
Total Group from continuing operations	10,385	8,494	6,250	25,129	8,951	8,042	6,248	23,241

Discontinued operations
Exterior and interior products - Americas Distribution				-				7
General Builders Merchants, DIY Germany and Sanitary, Heating & Plumbing - Europe Distribution				3,177				3,549
Total Group				28,306				26,797

   * Revenue principally recognised over time. Construction contracts are generally completed within the same financial reporting year.

   Footnotes to revenue disaggregation on pages 19 & 20

(i)  The Rest of Europe principally includes Austria, Belgium, Czech Republic, Denmark, Finland, France, Germany, Hungary, Luxembourg, Netherlands, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)  The Rest of World principally includes Australia, Brazil, Canada and the Philippines.

(iii) Americas Materials and Europe Materials both operate vertically integrated businesses, which are founded in resource-backed cement and aggregates assets and which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as this is how management review and evaluate this business line.

B. Unsatisfied long-term construction contracts and other performance obligations
Revenue yet to be recognised from fixed-price long-term construction contracts, primarily within our Americas Materials and Europe Materials businesses, amounted to €1,867 million at 31 December 2019 (2018: €1,848 million). The Group has applied the practical expedient of IFRS 15 Revenue from Contracts with Customers whereby revenue yet to be recognised on contracts that had an original expected duration of less than one year is not disclosed. The majority of open contracts at 31 December 2019 will close and revenue will be recognised within 12 months of the balance sheet date.

5.  Segment Information

	2019		2018
	€m	%	€m	%
Revenue
Continuing operations
Americas Materials	10,385	36.7	8,951	33.4
Europe Materials	8,494	30.0	8,042	30.0
Building Products	6,250	22.1	6,248	23.3
Total Group from continuing operations	25,129	88.8	23,241	86.7
Discontinued operations
Americas Distribution	-	-	7	0.1
Europe Distribution	3,177	11.2	3,549	13.2
Total Group	28,306	100.0	26,797	100.0
EBITDA
Continuing operations
Americas Materials	1,960	46.7	1,493	44.4
Europe Materials	1,079	25.7	936	27.9
Building Products	961	22.8	787	23.4
Total Group from continuing operations	4,000	95.2	3,216	95.7
Discontinued operations
Americas Distribution	-	-	(5)	(0.1)
Europe Distribution	200	4.8	149	4.4
Total Group	4,200	100.0	3,360	100.0
Depreciation, amortisation and impairment
Continuing operations
Americas Materials	689	42.9	484	40.8
Europe Materials	524	32.6	449	37.8
Building Products	293	18.3	212	17.8
Total Group from continuing operations	1,506	93.8	1,145	96.4
Discontinued operations
Americas Distribution	-	-	-	-
Europe Distribution	99	6.2	43	3.6
Total Group	1,605	100.0	1,188	100.0
Operating profit
Continuing operations
Americas Materials	1,271	49.0	1,009	46.4
Europe Materials	555	21.4	487	22.5
Building Products	668	25.7	575	26.5
Total Group from continuing operations	2,494	96.1	2,071	95.4
Discontinued operations
Americas Distribution	-	-	(5)	(0.2)
Europe Distribution	101	3.9	106	4.8
Total Group	2,595	100.0	2,172	100.0

5.  Segment Information - continued

	2019		2018
	€m		€m
Reconciliation of Group operating profit to profit before tax - continuing operations:
Group operating profit from continuing operations (analysed on page 21)	2,494		2,071
Loss on disposals (i)	(1)		(27)
Profit before finance costs	2,493		2,044
Finance costs less income	(326)		(305)
Other financial expense	(112)		(46)
Share of equity accounted investments' profit	60		48
Profit before tax from continuing operations	2,115		1,741

(i) Loss on disposals - continuing operations
Americas Materials	2		44
Europe Materials	(131)		7
Building Products	128		(78)
Total Group from continuing operations	(1)		(27)

	2019		2018
	€m	%	€m	%
Total assets
Americas Materials	14,608	44.7	13,798	43.8
Europe Materials	11,669	35.7	10,509	33.4
Building Products	6,407	19.6	7,203	22.8
Subtotal	32,684	100.0	31,510	100.0
Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	690		1,163
Other financial assets	12		23
Derivative financial instruments (current and non-current)	82		45
Income tax assets (current and deferred)	87		86
Cash and cash equivalents	3,755		2,346
Total assets as reported in the Consolidated Balance Sheet	37,310		35,173

Total liabilities
Americas Materials	2,642	33.2	2,063	31.3
Europe Materials	3,441	43.2	2,787	42.3
Building Products	1,875	23.6	1,742	26.4
Subtotal	7,958	100.0	6,592	100.0
Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)	9,014		9,316
Derivative financial instruments (current and non-current)	17		59
Income tax liabilities (current and deferred)	2,841		2,652
Total liabilities as reported in the Consolidated Balance Sheet	19,830		18,619

6. Share of Equity Accounted Investments' Profit

Continuing operations

The Group's share of joint ventures' and associates' profit after tax is equity accounted and is presented as a single line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:

	2019	2018
	€m	€m
Group share of:
Revenue	1,249	1,206
EBITDA	138	114
Operating profit	79	58
Profit after tax (i)	60	48

Analysis of Group share of profit after tax:
Share of joint ventures' profit after tax	41	29
Share of associates' profit after tax	19	19
Share of equity accounted investments' profit after tax	60	48

(i)  Share of profit after tax for 2019 including discontinued operations amounted to €72 million (2018: €60 million).

7.   Earnings per Ordinary Share

     The computation of basic and diluted earnings per Ordinary Share is set out below:

	2019	2018
	€m	€m
Numerator computations
Group profit for the financial year	1,948	2,521
Profit attributable to non-controlling interests	(19)	(4)
Numerator for basic and diluted earnings per Ordinary Share	1,929	2,517
Profit after tax for the financial year from discontinued operations	309	1,175
Numerator for basic and diluted earnings per Ordinary Share from continuing operations	1,620	1,342

	Number of	Number of
	shares	shares
Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the year	801.3	832.4
Effect of dilutive potential Ordinary Shares (employee share options) (millions)	6.4	4.2
Denominator for diluted earnings per Ordinary Share	807.7	836.6

Earnings per Ordinary Share
- basic	240.7c	302.4c
- diluted	238.8c	300.9c

Earnings per Ordinary Share from continuing operations
- basic	202.2c	161.2c
- diluted	200.6c	160.4c

8.   Dividends

	2019	2018
Net dividend paid per share	72.4c	68.4c
Net dividend declared for the year	83.0c	72.0c
Dividend cover (Earnings per share/Dividend declared per share) - continuing and discontinued operations	2.9x	4.2x
Dividend cover - continuing operations	2.4x	2.2x

The Board is recommending a final dividend of 63.0c per share. This would give a total dividend of 83.0c for the year (2018: 72.0c), an increase of 15% over last year.

In connection with the share buyback programme, CRH announced the suspension of the scrip dividend alternative on 2 May 2018. Therefore, the final dividend will be paid wholly in cash.

Dividends are generally paid in euro. However, to avoid costs to shareholders, dividends are paid in Pounds Sterling and US Dollars to shareholders whose addresses, according to CRH's Share Register, are in the UK and the US respectively. However, where shares are held in the CREST system, dividends are automatically paid in euro unless a currency election is made. In respect of the final dividend proposed to be paid on 28 April 2020 to shareholders registered at the close of business on 13 March 2020, the latest date for receipt of currency elections is 13 March 2020.

9.  Assets Held for Sale and Discontinued Operations

A. Profit on disposal of discontinued operations
In October 2019, the Group completed the divestment of its Europe Distribution business, formerly part of the Building Products segment. With the exception of our Europe Distribution business, no other businesses divested in 2019 are considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations as defined in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations.

In January 2018, the Group completed the divestment of its 100% holding in Allied Building Products, the trading name of our former Americas Distribution segment, which was considered a discontinued operation in 2018 and was classified accordingly.

Assets and liabilities that met the IFRS 5 criteria at 31 December 2019 have not been separately disclosed as held for sale as they were not considered material in the context of the Group.

The table below sets out the proceeds and related profit recognised on the divestment which is included in profit after tax for the financial year from discontinued operations.

	2019	2018
	€m	€m
Assets/(liabilities) disposed of at net carrying amount:
- non-current assets	1,309	472
- cash and cash equivalents	100	18
- working capital and provisions	596	367
- current tax	2	-
- lease liabilities	(367)	-
- deferred tax	(28)	(14)
- retirement benefit obligations	(42)	-
- non-controlling interest	(8)	-
Net assets disposed	1,562	843
Reclassification of currency translation effects on disposal	(123)	(27)
Total	1,439	816
Proceeds from disposal (net of disposal costs)	1,663	2,379
Profit on disposal from discontinued operations	224	1,563

Net cash inflow arising on disposal
Proceeds from disposal from discontinued operations	1,663	2,379
Less: cash and cash equivalents disposed	(100)	(18)
Total	1,563	2,361

9.   Assets Held for Sale and Discontinued Operations - continued

B. Results of discontinued operations
The results of the discontinued operations included in the Group profit for the financial year are set out as follows:

	2019	2018
	€m	€m
Revenue	3,177	3,556

EBITDA	200	144
Depreciation	(96)	(41)
Amortisation	(2)	(2)
Impairment	(1)	-
Operating profit	101	101
Profit on disposals	227	1,566
Profit before finance costs	328	1,667
Finance costs	(7)	-
Share of equity accounted investments' profit	12	12
Profit before tax	333	1,679
Attributable income tax expense	(23)	(503)
Profit after tax for the financial year from discontinued operations	310	1,176

Profit attributable to:
Equity holders of the Company	309	1,175
Non-controlling interests	1	1
Profit for the financial year from discontinued operations	310	1,176

Basic earnings per Ordinary Share from discontinued operations	38.5c	141.2c
Diluted earnings per Ordinary Share from discontinued operations	38.2c	140.5c

Cash flows from discontinued operations
Net cash inflow/(outflow) from operating activities (i)	32	(367)
Net cash inflow from investing activities (ii)	1,542	2,339
Net cash outflow from financing activities	(71)	(19)
Net cash inflow	1,503	1,953

(i)    Includes the corporation tax paid on the sale of discontinued operations.

(ii)   Includes the proceeds from the sale of discontinued operations.

10.   Business and Non-Current Asset Disposals

	Business disposals		Disposal of other non-current assets		Total
	2019	2018	2019	2018	2019	2018
Continuing Operations	€m	€m	€m	€m	€m	€m
Net assets disposed	670	804	111	56	781	860
Reclassification of currency translation effects on disposal	66	15	-	-	66	15
Total	736	819	111	56	847	875
Proceeds from disposals (net of disposal costs)	699	697	147	100	846	797
Asset exchange (note 15)	-	12	-	-	-	12
Profit on step acquisition (note 15)	-	39	-	-	-	39
(Loss)/profit on disposals from continuing operations	(37)	(71)	36	44	(1)	(27)

Discontinued Operations
Profit on disposals from discontinued operations (note 9)	224	1,563	3	3	227	1,566
Total Group profit on disposals	187	1,492	39	47	226	1,539

Net cash inflow arising on disposal
Continuing Operations
Proceeds from disposals from continuing operations	699	697	147	100	846	797
Less: cash and cash equivalents disposed	(45)	(60)	-	-	(45)	(60)
Less: deferred proceeds arising on disposal (i)	(269)	(10)	-	-	(269)	(10)
Less: investment and loan to associate in lieu of cash proceeds (ii)	-	(85)	-	-	-	(85)
Net cash inflow arising on disposal from continuing operations	385	542	147	100	532	642

Discontinued Operations
Net cash inflow arising on disposal from discontinued operations (note 9)	1,563	2,361	1	6	1,564	2,367
Total Group net cash inflow arising on disposal	1,948	2,903	148	106	2,096	3,009

(i)    On 31 December, CRH completed the sale of the Group's 50% stake in its joint venture in India, My Home Industries Limited (MHIL) for deferred proceeds of €0.3 billion which will be received in several agreed tranches.

(ii)   In 2018, as part of the divestment of our DIY business in Belgium and the Netherlands we acquired an equity stake of 22.78% in, and advanced a loan of €50 million to the purchaser, Intergamma, which was repaid in 2019.

11.   Net Finance Costs

Continuing operations	2019	2018
	€m	€m

Finance costs	346	339
Finance income	(20)	(34)
Other financial expense	112	46
Total net finance costs	438	351

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	327	308
Net credit re change in fair value of derivatives and fixed rate debt	(1)	(3)
Net debt-related interest costs	326	305
Unwinding of discount element of lease liabilities (note 14)	62	-
Net pension-related finance cost (note 16)	13	10
Unwinding of discount element of provisions liabilities	22	21
Unwinding of discount applicable to deferred and contingent acquisition consideration and divestment proceeds	15	15
Total net finance costs (i)	438	351

(i)      Net finance costs for 2019 including discontinued operations amounted to €445 million (2018: €351 million).

12.   Net Debt

	2019		2018
	Fair value	Book value	Fair value	Book Value
	€m	€m	€m	€m
Non-current assets
Derivative financial instruments	76	76	30	30
Current assets
Derivative financial instruments	6	6	15	15
Cash and cash equivalents	3,755	3,755	2,346	2,346
Non-current liabilities
Lease liabilities under IFRS 16 (i)	(1,240)	(1,240)	-	-
Interest-bearing loans and borrowings (ii)	(8,757)	(8,199)	(8,605)	(8,698)
Derivative financial instruments	(1)	(1)	(18)	(18)
Current liabilities
Lease liabilities under IFRS 16 (i)	(271)	(271)	-	-
Interest-bearing loans and borrowings (ii)	(815)	(815)	(618)	(618)
Derivative financial instruments	(16)	(16)	(41)	(41)
Group net debt	(7,263)	(6,705)	(6,891)	(6,984)

      Footnotes (i) and (ii) appear on page 28.

12. Net Debt - continued

Gross debt, net of derivatives, matures as follows:
	2019	2018
	€m	€m

Within one year	825	644
Between one and two years	956	748
Between two and five years	1,731	2,069
After five years	5,437	5,869
Total	8,949	9,330

Reconciliation of opening to closing net debt:
	2019	2018
	€m	€m

At 1 January	(6,984)	(5,796)
Movement in the year
Effect of adopting IFRS 16	(1,954)	-
Debt, including lease liabilities, in acquired companies (note 15)	(73)	(74)
Debt, including lease liabilities, in disposed companies	415	-
Increase in interest-bearing loans and borrowings	(91)	(1,434)
Net increase in lease liabilities under IFRS 16 (i)	(163)	-
Net cash flow arising from derivative financial instruments	36	(6)
Repayment of interest-bearing loans, borrowings and finance leases (ii)	572	246
Repayment of lease liabilities under IFRS 16 (i)	317	-
Mark-to-market adjustment	25	2
Translation adjustment on financing activities	(214)	(133)
Increase in liabilities from financial activities	(1,130)	(1,399)
Translation adjustment on cash and cash equivalents	27	17
Increase in cash and cash equivalents	1,382	194
At 31 December	(6,705)	(6,984)
(i)    All leases capitalised under IFRS 16 have been included as lease liabilities in 2019.

(ii)   Interest-bearing loans and borrowings in 2018 include finance leases previously capitalised under IAS 17.

Market capitalisation
Market capitalisation, calculated as the year-end share price multiplied by the number of Ordinary Shares in issue, is as follows:

	2019	2018
	€m	€m
Market capitalisation at year-end	28,166	18,846
12.   Net Debt - continued

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table below represent the facilities available to be drawn by the Group at 31 December 2019. In April 2019, the Group successfully extended its €3.5 billion syndicated credit facility with a group of bank lenders and at the same time made a number of amendments including the removal of all financial covenants which improved the flexibility of the facility.

	2019	2018
	€m	€m
Between one and two years	12	-
Between two and three years	5	15
Between three and four years	50	50
Between four and five years	3,500	3,500
After five years	43	18
Total	3,610	3,583

Net debt metrics
The net debt metrics based on net debt as shown in note 12, EBITDA as defined on page 37 and net debt-related interest as shown in note 11 are as follows:

	2019	2018

EBITDA net interest cover (EBITDA divided by net interest) - continuing operations	12.3x	10.5x
EBIT net interest cover (EBIT divided by net interest) - continuing operations	7.7x	6.8x

Net debt as a percentage of market capitalisation	24%	37%
Net debt as a percentage of total equity	38%	42%

13.   Future Purchase Commitments for Property, Plant and Equipment

	2019	2018 (i)
	€m	€m

Contracted for but not provided in the financial statements	373	449
Authorised by the Directors but not contracted for	355	366

(i)    Includes contracted for but not provided for and authorised but not contracted for commitments of €22 million and €6 million respectively relating to discontinued operations.

14.   Leases

A.    IFRS 16 Leases disclosures

	Land and buildings	Plant and machinery	Other	Total
Leased right-of-use assets	€m	€m	€m	€m
At 31 December 2019
Cost	1,205	453	67	1,725
Accumulated depreciation	(119)	(116)	(20)	(255)
Net carrying amount	1,086	337	47	1,470

At 1 January 2019, net carrying amount	-	-	-	-
Effect of adopting IFRS 16	1,478	424	60	1,962
Translation adjustment	27	12	-	39
Transfer from/(to) owned assets	5	(17)	-	(12)
Additions at cost	47	87	28	162
Arising on acquisition (note 15)	63	3	-	66
Disposals at net carrying amount	(384)	(47)	(15)	(446)
Adjustment as a result of remeasurement of lease liability	22	8	3	33
Depreciation charge for year (i)	(172)	(133)	(29)	(334)
At 31 December 2019, net carrying amount	1,086	337	47	1,470

Lease liabilities
At 1 January 2019	-	-	-	-
Effect of adopting IFRS 16	1,493	425	59	1,977
Translation adjustment	29	10	-	39
Addition of right-of-use assets	47	87	28	162
Arising on acquisition (note 15)	63	1	-	64
Disposals	(386)	(46)	(15)	(447)
Remeasurements	22	8	3	33
Payments	(198)	(157)	(31)	(386)
Discount unwinding (ii)	55	12	2	69
At 31 December 2019	1,125	340	46	1,511

(i)    The depreciation charge for the year includes €63 million relating to discontinued operations.

(ii)   Includes €7 million relating to discontinued operations.

The table below shows a maturity analysis of the discounted and undiscounted lease liability arising from the Group's leasing activities. The projections are based on the foreign exchange rates applying at the end of the relevant financial year and on interest rates (discounted projections only) applicable to the lease portfolio.

	As at 31 December 2019
	Discounted	Undiscounted
	€m	€m
Within one year	271	275
Between one and two years	219	231
Between two and three years	174	193
Between three and four years	136	158
Between four and five years	112	135
After five years	599	1,046
Total	1,511	2,038

14.   Leases - continued

The Group avails of the exemption from capitalising lease costs for short-term leases and low-value assets where the relevant criteria are met. Variable lease payments directly linked to sales or usage are also expensed as incurred. The following lease costs have been charged to the Consolidated Income Statement as incurred:

2019
Continuing operations	€m
Short-term leases	171
Lease of low-value assets	7
Variable lease payments not included in the lease liability	90
Total	268

Total cash outflow for lease payments	654

Lease commitments for short-term leases are similar to the portfolio of short-term leases for which the costs, as above, were expensed to the Consolidated Income Statement. The effect of excluding future cash outflows arising from variable lease payments, termination options, residual value guarantees and leases not yet commenced from lease liabilities was not material for the Group. The potential undiscounted future cash outflows arising from the exercise of renewal options that are not expected to be exercised (and are therefore not included in the lease term) are as follows:

As at
31 December 2019
€m
Within one year	2
Between one and two years	3
Between two and three years	4
Between three and four years	6
Between four and five years	7
After five years	483
Total	505

Income from subleasing and gains/losses on sale and leaseback transactions were not material for the Group.

B.     IAS 17 Leases disclosures

Operating lease rentals charged to the Consolidated Income Statement for the year ended 31 December 2018 under IAS 17 were as follows:

2018
Continuing operations	€m
Hire of plant and machinery	308
Land and buildings	174
Other operating leases	51
Total	533

Lease commitments were provided for up to the earliest break clause in the lease.

As at
31 December
2018
€m
Within one year	353
After one year but not more than five years	769
More than five years	789
Total	1,911

The commitments above include €408 million of operating lease commitments relating to discontinued operations in 2018.

15.   Business Combinations

The acquisitions completed during the year ended 31 December 2019 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Americas Materials:

Canada: Beecroft Property (14 March), Mirabel Property (7 May) and Speyside Property (23 December);

Colorado: Otter Creek Property (28 March);

Connecticut: Wallingford Property (30 January);

Florida: Golden Gate Property (7 March) and Fortress Block, LLC (28 June);

Idaho: Heyrend Property (26 November) and Greenleaf Property (27 November);

Iowa: Kenyon Property (11 January);

Kentucky: Brushy Creek Stone LLC (9 August);

Michigan: Ottawa Lake Property (31 January), Delton Property (26 April) and Dinkgrave Property (29 July);

Nebraska: Treadway Property (25 November);

New York: Solvay Rail Terminal (28 June);

North Carolina: Cherokee County Property (18 November);

Ohio: KMC Paving (8 March);

Oregon: Windsor Rock Products (1 March), The Dalles Concrete, Inc. (29 March), Hood River Sand, Gravel and Ready-Mix (29 March) and Pioneer Asphalt (31 May);

Texas: JLB Contracting (25 January) and CIG Rail Unloading Operations (3 July);

Utah: Schmidt Property (25 November) and Grantsville Property (30 December); and

Washington: Colville Valley Concrete (2 August).

Europe Materials:

Denmark: RC Beton A/S (1 October);

Finland: certain assets of Lujabetoni Oulu (1 September) and Ämmän Betoni Oy (31 December);

France: land adjacent to Decize Quarry (19 December), land adjacent to Lumbres Quarry (20 December) and land adjacent to La Villeneuve au Châtelot Quarry (27 December);

Poland: land adjacent to Sitkówka Quarry (13 March), land adjacent to Ożarów Quarry (23 September) and Astaldi Asphalt Plant (9 December);

Romania: certain assets of Pomponio SRL (1 October); and

UK: lands adjacent to Whisby Quarry (13 December & 20 December), land adjacent to Park Quarry (18 December), land adjacent to Block Fen Quarry (20 December) and land adjacent to Langford Quarry (23 December).

Building Products:

Americas

Canada: Primex Technologies Inc. (9 July) and Abbotsford Concrete Products Ltd. (31 July);

Arizona: Torrent Resources, Inc. (4 November);

Florida: Suntree Technologies, Inc. (5 March) and Standard Precast Inc. (1 October);

Ohio: Buckeye Resources, Inc. (9 May);

Texas: Charlotte's Concrete, Inc. (5 August) and certain assets of Glass Wholesalers, Inc. (13 December);

Virginia: certain assets of Allied Concrete Company, LLC (28 March); and

Washington: Quality Concrete Products, Inc. (15 February) and Granite Precasting & Concrete Inc. (6 June).

Other

Australia: Aus Pits Pty Ltd (30 August);

Germany: BVG Ranck (30 April);

Netherlands: Filoform B.V. (1 May);

Poland: Libet S.A. Lublin Paving Plant (1 March); and

UK: Isedio Ltd (30 September).

15.   Business Combinations - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2019	2018
ASSETS	€m	€m
Non-current assets
Property, plant and equipment	319	2,614
Intangible assets	92	58
Equity accounted investments	-	1
Total non-current assets	411	2,673

Current assets
Inventories	58	255
Trade and other receivables (i)	66	318
Cash and cash equivalents	10	69
Total current assets	134	642

LIABILITIES
Trade and other payables	(73)	(224)
Provisions for liabilities	(6)	(84)
Retirement benefit obligations	(1)	(115)
Lease liabilities	(64)	-
Interest-bearing loans and borrowings and finance leases*	(9)	(74)
Current income tax liabilities	9	(15)
Deferred income tax liabilities	-	(411)
Total liabilities	(144)	(923)

Total identifiable net assets at fair value	401	2,392
Goodwill arising on acquisition (ii)	278	1,504
Joint ventures becoming subsidiaries	-	(120)
Non-controlling interests**	(1)	(48)
Total consideration	678	3,728

Consideration satisfied by:
Cash payments	660	3,574
Asset exchange	-	12
Deferred consideration (stated at net present cost)	10	10
Contingent consideration	8	93
Profit on step acquisition	-	39
Total consideration	678	3,728

NET CASH OUTFLOW ARISING ON ACQUISITION
Cash consideration	660	3,574
Less: cash and cash equivalents acquired	(10)	(69)
Total outflow in the Consolidated Statement of Cash Flows	650	3,505

Footnotes (i) and (ii) appear on page 34.

*Includes €6 million in 2018 relating to finance leases previously capitalised under IAS 17. All leases capitalised under IFRS 16 have been included as lease liabilities in 2019.

**Non-controlling interests are measured at the proportionate share of net assets.

15.   Business Combinations - continued

The acquisition balance sheet presented on the previous page reflects the identifiable net assets acquired in respect of acquisitions completed during 2019, together with adjustments to provisional fair values in respect of acquisitions completed during 2018. The measurement period for a number of acquisitions completed in 2018, including Ash Grove Cement Company, closed in 2019 with no material adjustment identified.

CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3. None of the acquisitions completed during the year were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of the fair values to identifiable assets acquired and liabilities assumed as disclosed are provisional (principally in respect of property, plant and equipment) in respect of certain acquisitions due to timing of close. The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

Footnotes to the acquisition balance sheet on page 33

(i)   The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €67 million (2018:  €324 million). The fair value of these receivables is €66 million (all of which is expected to be recoverable) (2018: €318 million).

(ii)  The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Europe Materials and Americas Materials business segments, no significant separately identifiable intangible assets are recognised on business combinations in these segments. €164 million of the goodwill recognised in respect of acquisitions completed in 2019 is expected to be deductible for tax purposes (2018: €277 million).

       Acquisition-related costs for continuing operations, which exclude post-acquisition integration costs, amounting to €6 million (2018: €18 million) have been included in operating costs in the Consolidated Income Statement.

      The below table analyses the 58 acquisitions completed in 2019 (2018: 44 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Number of acquisitions		Goodwill		Consideration
	2019	2018	2019	2018	2019	2018
Reportable segments			€m	€m	€m	€m
Continuing operations
Americas Materials	27	24	31	1,353	161	3,398
Europe Materials	15	10	3	46	64	86
Building Products	15	8	228	74	450	211
Total Group from continuing operations	57	42	262	1,473	675	3,695

Discontinued operations
Europe Distribution	1	2	-	-	3	33
Total Group	58	44	262	1,473	678	3,728
Adjustments to provisional fair values of prior year acquisitions			16	31	-	-
Total			278	1,504	678	3,728

The post-acquisition impact of acquisitions completed during the year on the Group's profit for the financial year was as follows:

	2019	2018
Continuing operations	€m	€m
Revenue	204	1,202
Profit before tax for the financial year	2	145

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2019
		CRH Group	CRH Group
	2019	excluding 2019	including 2019
	acquisitions	acquisitions	acquisitions
Continuing operations	€m	€m	€m
Revenue	458	24,925	25,383
Profit before tax for the financial year	18	2,113	2,131

16.   Retirement Benefit Obligations

 The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including jubilee schemes, long-term service commitments and post-retirement healthcare obligations, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated funding valuations conducted during the year.

Financial assumptions - scheme liabilities
The major long-term assumptions used by the Group's actuaries in the computation of scheme liabilities and post-retirement healthcare obligations are as follows:

	Eurozone		Switzerland		United States and Canada
	2019	2018	2019	2018	2019	2018
	%	%	%	%	%	%
Rate of increase in:
- salaries	3.37	3.50	1.50	1.50	3.37	3.38
- pensions in payment	1.46	1.62	-	-	-	-
Inflation	1.50	1.65	1.00	1.00	2.00	2.00
Discount rate	1.43	2.12	0.30	0.85	3.14	4.10
Medical cost trend rate	n/a	n/a	n/a	n/a	5.18	1.55

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Assets		Liabilities		Net liability
	2019	2018	2019	2018	2019	2018
	€m	€m	€m	€m	€m	€m

At 1 January	2,913	2,622	(3,337)	(2,999)	(424)	(377)
Administration expenses (i)	(7)	(4)	-	-	(7)	(4)
Current service cost (i)	-	-	(60)	(64)	(60)	(64)
Past service credit (net)	-	-	18	17	18	17
Interest income on scheme assets (i)	68	59	-	-	68	59
Interest cost on scheme liabilities (i)	-	-	(81)	(69)	(81)	(69)
Arising on acquisition (note 15)	3	337	(4)	(452)	(1)	(115)
Disposals	(592)	-	636	6	44	6
Remeasurement adjustments:
-return on scheme assets excluding interest income	316	(137)	-	-	316	(137)
-experience variations	-	-	33	1	33	1
-actuarial (loss)/gain from changes in financial assumptions	-	-	(384)	120	(384)	120
-actuarial gain from changes in demographic assumptions	-	-	18	26	18	26
Employer contributions paid	52	118	-	-	52	118
Contributions paid by plan participants	13	14	(13)	(14)	-	-
Benefit and settlement payments	(139)	(130)	139	130	-	-
Translation adjustment	55	34	(74)	(39)	(19)	(5)
At 31 December	2,682	2,913	(3,109)	(3,337)	(427)	(424)
Related deferred income tax asset					91	95
Net pension liability					(336)	(329)

(i)      The net expense to the Consolidated Income Statement for the year includes an expense of €17 million (2018: expense of €18 million) relating to discontinued operations.

17.   Related Party Transactions

Sales to and purchases from joint ventures and associates are as follows:

	Joint Ventures		Associates
	2019	2018	2019	2018
	€m	€m	€m	€m
Continuing operations
Sales	118	107	37	40
Purchases	24	31	16	193

Loans extended by the Group to joint ventures and associates are included in financial assets. Amounts receivable from and payable to equity accounted investments (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included in trade and other receivables and trade and other payables respectively in the Consolidated Balance Sheet.

18.   Events after the Balance Sheet Date

With effect from 1 January 2020, the Group's reporting currency changed from euro to US Dollar to reduce the potential for foreign exchange volatility in our future reported earnings.

19.   Statutory Accounts and Audit Opinion

The financial information presented in this report does not constitute the statutory financial statements for the purposes of Chapter 4 of Part 6 of the Companies Act 2014. Full statutory financial statements for the year ended 31 December 2019 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full statutory financial statements for the year ended 31 December 2018, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

20.   Annual Report and Form 20-F and Annual General Meeting (AGM)

The 2019 Annual Report and Form 20-F is expected to be published on the CRH website, www.crh.com, on 6 March 2020 and posted on 25 March 2020 to those shareholders who have requested a paper copy. A paper copy of the Annual Report and Form 20-F may be obtained at the Company's registered office from 25 March 2020. The Company's AGM is scheduled to be held in the Royal Marine Hotel, Dun Laoghaire, Co. Dublin at 11:00 a.m. on 23 April 2020.

21.   Board Approval

This announcement was approved by the Board of Directors of CRH plc on 27 February 2020.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APMs) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance throughout this document and are measures which are regularly reviewed by CRH management. The APMs may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies.

Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

The APMs as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

EBITDA
EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of equity accounted investments' profit after tax. It is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group's performance with that of other companies.

EBITDA and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker (Group Chief Executive and Finance Director). EBITDA margin is calculated by expressing EBITDA as a percentage of sales.

Operating profit (EBIT) is defined as earnings before interest, taxes, profit on disposals and the Group's share of equity accounted investments' profit after tax.

A reconciliation of Group profit before tax to EBITDA is presented below.

	Continuing Operations
	2019	2018
	€m	€m

Group profit for the financial year	1,638	1,345
Income tax expense	477	396
Profit before tax	2,115	1,741
Share of equity accounted investments' profit	(60)	(48)
Other financial expense	112	46
Finance costs less income	326	305
Profit before finance costs	2,493	2,044
Loss on disposals	1	27
Group operating profit (EBIT) (i)	2,494	2,071
Depreciation charge	1,442	1,030
Amortisation of intangibles	57	59
Impairment charge	7	56
EBITDA (ii)	4,000	3,216

(i)      EBIT from continuing and discontinued operations in 2019 was €2,595 million (2018: €2,172 million).

(ii)     EBITDA from continuing and discontinued operations in 2019 was €4,200 million (2018: €3,360 million).

Glossary of Alternative Performance Measures - continued

RONA
Return on Net Assets is a key internal pre-tax measure of operating performance throughout the CRH Group and can be used by management and investors to measure the relative use of assets between CRH's business segments and to compare to other businesses. The metric measures management's ability to generate profits from the net assets required to support that business, focusing on both profit maximisation and the maintenance of an efficient asset base; it encourages effective fixed asset maintenance programmes, good decisions regarding expenditure on property, plant and equipment and the timely disposal of surplus assets, and also supports the effective management of the Group's working capital base.

RONA is calculated by expressing total Group operating profit as a percentage of average net assets. Net assets comprise total assets by segment (including assets held for sale) less total liabilities by segment (excluding lease liabilities and including liabilities associated with assets classified as held for sale) as shown in note 5 on page 22, and excludes equity accounted investments and other financial assets, net debt (as defined on page 39) and tax assets and liabilities. The average net assets for the year is the simple average of the opening and closing balance sheet figures.

The calculation of RONA is presented below:

	2019	2018 (iii)
	€m	€m

Group operating profit - continuing operations	2,494	2,071
Group operating profit - discontinued operations	101	106
Group operating profit (numerator for RONA computation)	2,595	2,177

Current year
Segment assets (i)	32,684	31,510
Segment liabilities (i)	(7,958)	(6,592)
Group segment net assets	24,726	24,918
Lease liabilities (ii)	1,511	-
Group segment net assets excluding lease liabilities	26,237	24,918

Prior year (2018 and 2017)
Segment assets (i)	31,510	26,809
Segment liabilities (i)	(6,592)	(6,201)
Group segment net assets	24,918	20,608

Average net assets (denominator for RONA computation)	25,578	22,763
RONA	10.1%	9.6%

(i)    Segment assets and liabilities as disclosed in note 5 on page 22.

(ii)   Segment liabilities include lease liabilities capitalised under IFRS 16 in 2019 which are debt in nature and are therefore adjusted for in arriving at the calculation of Group segment net assets for the calculation of RONA. Segment lease liabilities at 31 December 2019 amounted to; America Materials €363 million, Europe Materials €493 million and Building Products €655 million.

(iii)  For the 2018 calculation, as the net segment assets classified as held for sale at 31 December 2017 were disposed of on 2 January 2018, these have been excluded from the prior year element. For consistency, the related immaterial operating loss of €5 million in 2018 is also excluded.

Glossary of Alternative Performance Measures - continued

Net Debt and Net Debt/EBITDA
Net debt is used by management as it gives a more complete picture of the Group's current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, lease liabilities under IFRS 16, cash and cash equivalents and current and non-current derivative financial instruments.

Net Debt/EBITDA is monitored by management and is useful to investors in assessing the Company's level of indebtedness relative to its profitability and cash-generating capabilities. It is the ratio of Net Debt to EBITDA and is calculated below:

	2019	2018
	€m	€m
Net debt
Lease liabilities under IFRS 16 (i)	(1,511)	-
Interest-bearing loans and borrowings (i)	(9,014)	(9,316)
Derivative financial instruments (net) (i)	65	(14)
Cash and cash equivalents (i)	3,755	2,346
Group net debt	(6,705)	(6,984)

EBITDA - from continuing operations	4,000	3,216
EBITDA - from discontinued operations	200	144
EBITDA - from continuing and discontinued operations	4,200	3,360

	Times	Times
Net debt divided by EBITDA - from continuing operations (ii)	1.7
Net debt divided by EBITDA - from continuing and discontinued operations (ii)		2.1

(i)    These items appear in note 12 on page 27.

(ii)   In line with the purpose of the metric, as set out above, to "assess the Company's level of indebtedness relative to its profitability and cash-generating capabilities", the 2019 calculation is based on a continuing operations basis. For 2018, the Group net debt position includes debt related to operations discontinued in 2019 and therefore for comparability purposes the 2018 calculation uses EBITDA from continuing and discontinued operations.

Glossary of Alternative Performance Measures - continued

EBITDA Net Interest Cover
EBITDA Net Interest Cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA Net Interest Cover is presented to provide investors with a greater understanding of the impact of CRH's debt and financing arrangements.

It is calculated below:

	2019	2018
	€m	€m
Interest
Finance costs (i)	346	339
Finance income (i)	(20)	(34)
Net interest	326	305

EBITDA from continuing operations	4,000	3,216

	Times	Times
EBITDA net interest cover (EBITDA divided by net interest) - continuing operations (ii)	12.3	10.5

(i)      These items appear on the Consolidated Income Statement on page 10.

(ii)     EBITDA Net Interest Cover from continuing and discontinued operations in 2019 was 12.9x (2018: 11.0x).

EBIT Net Interest Cover is the ratio of EBIT to net debt-related interest costs.

Glossary of Alternative Performance Measures - continued

Organic Revenue, Organic Operating Profit and Organic EBITDA
CRH pursues a strategy of growth through acquisitions and investments, with €727 million spent on acquisitions and investments in 2019 (2018: €3,562 million). Acquisitions completed in 2018 and 2019 contributed incremental sales revenue of €923 million, operating profit of €70 million and EBITDA of €164 million in 2019. Proceeds from divestments and non-current asset disposals amounted to €2,096 million (net of cash disposed and deferred proceeds) (2018: €3,009 million). The sales impact of divested activities in 2019 was a negative €629 million and the impact at an operating profit and EBITDA level was a negative €18 million and €52 million respectively.

The euro weakened against most major currencies during 2019, resulting in the average euro/US Dollar rate strengthening from 1.1810 in 2018 to 1.1195 in 2019 and the Pound Sterling strengthening from an average 0.8847 in 2018 to 0.8778 in 2019. Overall currency movements resulted in a favourable net foreign currency translation impact on our trading results, versus the prior year, as shown on the table on page 18.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each year, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of pre-existing (also referred to as underlying, heritage, like-for-like or ongoing) operations each year.

Organic revenue, organic operating profit and organic EBITDA is arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items.

In the Business Performance review on pages 1 to 8, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment's performance in tables contained in the segment discussion commencing on page 5.

Cash Paid to Shareholders
Cash paid to shareholders is a measure of cash returned to shareholders representing dividends of €0.6 billion (2018: €0.5 billion) paid during the year and excess cash of €0.8 billion (2018: €0.8 billion) returned through the share buyback programme. The metric provides information on dividend growth for shareholders and is reflective of CRH's continued commitment to return excess cash to shareholders. CRH monitor the cash paid to shareholders as part of their overall capital allocation strategy.

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure. During the course of 2020, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant.

Principal Strategic Risks and Uncertainties
Industry cyclicality and adverse economic conditions: Construction activity, and therefore demand for the Group's products, is inherently cyclical as it is influenced by global and national economic circumstances, governments' ability to fund infrastructure projects, consumer sentiment and weather conditions. The Group may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure to predict and plan for cyclical events or adverse economic conditions could negatively impact financial performance.

Portfolio management: The Group may engage in acquisition and divestment activity during the year as part of the Group's active portfolio management which presents risks around due diligence, execution and integration of assets. Additionally, the Group may be liable for liabilities of companies it has acquired or divested. Failure to identify and execute deals in an efficient manner may limit the Group's growth potential and impact financial performance.

Commodity products and substitution: Many of the Group's products are commodities, which face strong volume and price competition, and may be replaced by substitute products which the Group does not produce. Further, the Group must maintain strong customer relationships to ensure changing consumer preferences are addressed. Failure to differentiate and innovate could lead to market share decline, thus adversely impacting financial performance.

Geopolitical and/or social instability: Adverse and fast changing economic, social, political and public health situations in any country in which the Group operates could lead to business interruption, restrictions on repatriation of earnings or a loss of plant access. Changes in these conditions may adversely affect the Group's business, results of operations, financial condition or prospects.

Strategic mineral reserves: Appropriate reserves are an increasingly scarce commodity and licences and/or permits required to enable operation are becoming harder to secure. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production. Failure by the Group to plan for reserve depletion, or to secure permits, may result in operation stoppages, adversely impacting financial performance.

Brexit: Uncertainties resulting from the UK's withdrawal from the European Union could pose challenges with currency devaluations, a fall in construction activity in the UK, challenges in labour resources accessing the UK, movement of goods and services and repatriating earnings. Failure by the Group to manage the uncertainties posed by Brexit could result in adverse financial performance and a fall in the Group's net worth.

People management: Existing processes around people management (such as attracting, retaining and developing people, leadership succession planning, as well as dealing with collective representation groups) may not deliver, inhibiting the Group achieving its strategy. Failure to effectively manage talent and plan for leadership succession could impede the realisation of strategic objectives.

Joint ventures and associates: The Group does not have a controlling interest in certain of the businesses (i.e. joint ventures and associates) in which it has invested and may invest, which gives rise to increased governance complexity and a need for proactive relationship management. The lack of a controlling interest could impair the Group's ability to manage joint ventures and associates effectively and/or realise its strategic goals for these businesses.

Principal Operational Risks and Uncertainties
Climate change and policy: The cement industry has recognised the impact of climate change and its responsibilities in transitioning to a lower carbon economy. The Group is exposed to financial, reputational and market risks arising from changes to CO2 policies and regulations. Should the Group not reduce its greenhouse gases (GHGs) emissions by its identified targets, the Group may be subject to increased costs, adverse financial performance and reputational damage.

Health and safety performance: The Group's businesses operate in an industry where health and safety risks are inherently prominent. Further, the Group is subject to stringent regulations from a health and safety perspective in the various jurisdictions in which it operates. A serious health and safety incident could have a significant impact on the Group's operational and financial performance, as well as the Group's reputation.

Sustainability and corporate social responsibility: The nature of our activities poses inherent environmental, social and governance (ESG) risks, which are also subject to an evolving regulatory framework and changing societal expectations. Failure to embed sustainability principles within the Group's businesses and strategy may result in non-compliance with relevant regulations, standards and best practices and lead to adverse stakeholder sentiment and reduced financial performance.

Information technology and/or cyber security: The Group is dependent on information and operational technology systems to support its business activities. Any significant operational event, whether caused by external attack, insider threat or error, could lead to loss of access to systems or data, adversely impacting business operations. Security breaches, IT interruptions or data loss could result in significant business disruption, loss of production, reputational damage and/or regulatory penalties. Significant financial costs in remediation are also likely in a major cyber security incident.

Principal Risks and Uncertainties - continued

Principal Compliance Risks and Uncertainties
Laws and regulations: The Group is subject to a wide variety of local and international laws and regulations across the many jurisdictions in which it operates, which vary in complexity, application and frequency of change. Potential breaches of local and international laws and regulations could result in the imposition of significant fines or sanctions and may inflict reputational damage.

Principal Financial and Reporting Risks and Uncertainties
Financial instruments: The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A downgrade of the Group's credit ratings or inability to maintain certain financial ratios may give rise to increases in future funding costs and may impair the Group's ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business may adversely impact the Group's financial position.

Defined benefit pension schemes and related obligations: The assets and liabilities of defined benefit pension schemes, in place in certain operating jurisdictions, exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. Significant cash contributions may be required to remediate deficits applicable to past service. Fluctuations in the accounting surplus/deficit may adversely impact the Group's credit metrics thus harming its ability to raise funds.

Taxation charge and balance sheet provisioning: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may not be borne out in practice. Changes in tax regimes or assessment of additional tax liabilities in future audits could result in incremental tax liabilities which could have a material adverse effect on cash flows, financial condition and results of operations.

Foreign currency translation: The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to (i) adverse movements in reported results when translated into the reporting currency; and (ii) declines in the reporting currency value of net investments which are denominated in a wide basket of currencies other than the reporting currency. Adverse changes in the exchange rates will continue to negatively affect retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

Goodwill impairment: Significant under-performance in any of the Group's major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. A write-down of goodwill could have a substantial impact on the Group's income and equity.

Disclaimer

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2018 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007.

This document contains inside information and has been issued pursuant to Article 2.1(b) of Commission Implementing Regulation (EU) 2016/1055. The date and time of this statement is the same as the date and time that it has been communicated to the media.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 28 February 2020
By:___/s/Neil Colgan___
N.Colgan
Company Secretary